FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES INCREASE IN DISTRIBUTION FOR

MARCH 2005 OF $US0.15

Reschedules Fourth Quarter Release and Conference Call to March 31, 2005

Calgary, Alberta – March 17, 2005 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) today announces that a cash distribution of US$0.15 per trust unit will be paid on April 15, 2005 in respect of the March 2005 production.  The distribution will be paid in $US funds to unitholders of record at the close of business March 31, 2005.  The ex-distribution date is March 29, 2005.

This is the fifth increase in the monthly cash distribution since January 2004, when Enterra began paying cash distributions representing a 50% increase in monthly cash distributions.

Effective for distributions paid in 2005, the Canadian non-resident withholding tax will be applied to 100% of the distribution, to comply with recent proposed tax regulation changes.  The withholding tax rate is typically 15% for U.S. residents.

Enterra also noted that due to activities surrounding a pending acquisition along with recent changes in management, it is rescheduling its release of financial results for the fourth quarter ended December 31, 2004 to Thursday, March 31, 2005, prior to the opening of the stock market.  As such, management will host its conference call later that morning at 11:00 am Eastern Time/9:00 am Mountain Time, to discuss these results, recent corporate news and the outlook for the Trust.  Interested parties may participate in the call by dialing 706-679-3057.  Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call.  After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Trust’s website at www.enterraenergy.com.  To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

Reg Greenslade, President and CEO

The Equity Group

Telephone (403) 213-2507

Linda Latman (212) 836-9609

Fax  (403) 444-0100

Rob Greenberg (212) 836-9611

www.theequitygroup.com